SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

P.T. Indosat Tbk

(Translation of Registrant's Name into English)

Indosat Building

Jalan Medan Merdeka Barat, 21

Jakarta 10110 - Indonesia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F        X      Form 40-F    ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                 No       _X__

            (If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-           .)

Indosat Recorded around 12.7 million Cellular Subscribers

as at 30 September 2005

Jakarta, 17 October 2005. PT Indosat Tbk (”Indosat”) today announced that it recorded around 12.7 million cellular subscribers as at 30 September 2005 or increased by  41.2% compared to the same period last year.

“Following a very strong net addition in second quarter this year, we did not expect to have a strong third quarter in terms of net add. Nevertheless, we are prepared for the festives and holiday seasons to achieve our 2005 full year for subscriber base”, said Hasnul Suhaimi, President Director of Indosat “We will elaborate this further  during our conference call for the nine months of 2005 results”, added Hasnul.

Indosat plans to announce its un-audited financial and operating performance for the period ended 30 September 2005 in the last week of October 2005.

Indosat is a leading telecommunication and information provider that provides : cellular (Mentari, Matrix and IM3), IDD (IDD 001, IDD 008 and FlatCall 016), and fixed wireless services (StarOne), Multimedia, Data Communications and Internet (MIDI). Indosat’s shares are listed on the Jakarta and Surabaya Stock Exchange (JSX:ISAT) and its American Depositary Shares are listed on the new York Stock Exchange (NYSE:IIT).

For more information, please contact :

Corporate Secretary

Telp: 62-21-3869614

Fax : 62-21-3804045

Email : investor@indosat.com

Website : www.indosat.com

Disclaimer :

This document contains certain financial information and results of operations and may also contain certain projections, plans, strategies, and objectives of Indosat that are not statements of historical fact which would be treated as forward-looking statements within the meaning of applicable law. Forward-looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward-looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and its management, as well as financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

             PT Indosat Tbk.

Date   October 19, 2005

By  :

_______________________________

Name :   Hasnul Suhaimi

   Title   :    President Director